1781 Larkspur Drive                                                                  Ph 303-526-5100
Golden, Colorado 80401                                                                     Fx 303-526-5889

July 29th, 2010

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:           Lake Victoria Mining Company, Inc.
File No. 000-53291

Dear Mr. Schwall:

In response to your July 14th, 2010 letter, our corporate Secretary-Treasurer and I had an informative telephone conversation with Ms. Lily Dang in which she made several useful suggestions.

We are working to incorporate her suggestions into our reply to your July 14th letter, and we hope to provide a written reply to your letter by August 6th.

Sincerely yours,
LAKE VICTORIA MINING COMPANY

ROGER NEWELL
Roger A. Newell
President